1-13330

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02037571

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-02

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 22, 2002

By : ______________________________
Name : Hari Kartana
Title : President

INDOSAT

Ref. 466/GUI/HM.110/02

May 22nd, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Announcement of Material Transaction and Satelindo Capital Injection

Dear Sir,

Refer to the rule IX.E.2 regarding Material Transactions and Change in Main Business Activities Attachment to Decree of the Chairman of the Capital Market Supervisory Agency No. Kep-02/PM/2001 dated February 20, 2001, please find attached the announcement of the Material Transaction and Satelindo Capital Injection, which is announced on 3 local newspaper at May 22, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

BACKGROUND

The Satelindo Transaction

In line with Indosat's plan to implement its "4-in-1" strategy through the restructuring of its cellular businesses, Indosat intends to consolidate its control and increase Indosat's exposure to the fast growing cellular business.

Subject to the approval of Indosat's shareholders of the Satelindo Transaction, Indosat will own 100% of the total issued shares of, and will fully control, Satelindo. As of December 31, 2001, Satelindo contributed revenue of approximately 45.3% of Indosat's total revenues and Satelindo is expected to make a larger contribution following the implementation of such transaction. In addition, the Satelindo Transaction will be a strategic step for Indosat in expanding its cellular business.

Satelindo Capital Increase

On May 30, 2000, Satelindo reached an agreement with its creditors to reschedule its debt repayment obligations by entering into the Master Restructuring Agreement (the "MRA"). The MRA imposes several financial covenants on Satelindo. However, some of these covenants can be eliminated if new capital is contributed to Satelindo amounting to at least US$75 million, including a cash sweep mechanism, a capital expenditure limitation and dividend repayment restriction (subject to the approval of Satelindo's other creditors, including Alcatel CIT, PT Alcatel Enkomindo and Electro Banque). In order to obtain release from these covenants, Indosat will urge its shareholders at the EGMS to approve the contribution of US$75 million in new capital.

TRANSACTION BENEFITS

Satelindo Transaction

The Satelindo Transaction will effectively provide a greater opportunity for Indosat in implementing its "4-in-1" strategy by acquiring full control over Satelindo's businesses of network and/or telecommunication services. The Satelindo Transaction will provide Indosat with the opportunity to expand and to improve its services capability in the cellular business segment. In line with industry restructuring and deregulation in the telecommunication sector, as explained above, Indosat believes that the Satelindo Transaction will generally improve its performance.

With the implementation of the Satelindo Transaction, Indosat expects significant synergy between Satelindo and Indosat's other subsidiaries, especially IM3. Besides strategic business synergy, the Satelindo Transaction will also facilitate Indosat's plan to consolidate its cellular business, which is expected to create positive value to Indosat by promoting investment efficiency.

Indosat believes that the benefits that will arise from the Satelindo Transaction, as explained in this summary and in the Shareholders' Circular, will help creating additional value for Indosat that will arise from the Satelindo Transaction. However, it cannot be confirmed that such benefits will be realized as described given that the potential benefits arising from the Satelindo Transaction could be influenced by many factors, including the Indonesian economic and political environment as well as competition and technology changes in the telecommunication industry.

Satelindo Capital Increase

As set forth in the MRA, Satelindo is restricted by several financial covenants, including covenants relating to capital expenditures and dividend payments, as well as the obligation to maintain certain financial ratios. With the Satelindo Capital Increase, Satelindo will be released from the capital expenditure, the cash sweep mechanism and the dividend payment restriction (subject to the approval Satelindo's other creditors, including Alcatel CIT, PT Alcatel Enkomindo and Electro Banque). Satelindo will continue to be obligated to maintain other financial ratios.

While Satelindo plans to expand its cellular network, the existence of capital expenditure limitation covenant in the MRA has restricted Satelindo to do so. This capital expenditure limitation covenant can only be eliminated if Satelindo conducts an initial public offering of its shares (the "IPO") or capital injection by its shareholders. Since the IPO was cancelled, Satelindo's shareholders are obliged to inject additional capital into Satelindo.

Indosat believes that Satelindo has good potential to achieve business expansion and, thus, with the Satelindo Capital Increase, it is expected that Satelindo will have the ability to expand its business which ultimately will be reflected in the performance of Indosat, as Satelindo's principal shareholder.

INDEPENDENT VALUER REPORT AND INFORMATION ON FINANCIAL ADVISOR

- Independent Valuer Report

  AAJ Batavia, the independent valuer for the Satelindo Transaction, rendered its opinion on May 20, 2002, stating that a fair purchase price for the Satelindo Transaction is between US$297 million and US$468 million or US$8.91 and US$14.05 per share and therefore, the share price is fair and reasonable for Indosat shareholders.

dated July 17, 2001 made before Amrul Partomuan, SH, LL.M, a notary in Jakarta, are as follows:

	Shares	Nominal Value @Rp. 1,000/share	Percentage (%)
Issued and Paid Up Capital			
- Bimagraha	60,000,000	60,000,000,000	45
- Indosat	40,000,000	40,000,000,000	30
- DeTeAsia Holding GmbH	33,333,334	33,333,334,000	25
The Total Issued and Paid Up Capital	133,333,334	133,333,334,000	100

Summary Financial Information

The following table sets forth the summary of financial and operating information of Satelindo and its subsidiaries which numbers are based on and calculated from Satelindo's consolidated financial statements for the years ended December 31, 2001, 2000, and 1999, as audited by Public Accountant Siddharta Siddharta & Harsono with unqualified opinion, and years ended December 31, 1990 and 1997, as audited Public Accountant Siddharta Siddharta & Harsono with unqualified opinion.

(in billions of Rupiah)

BALANCE SHEET	31 December	
	2000	2001
Assets		
Current Assets	1,094.6	1,502.9
Non current assets	4,767.4	5,103.8
Total Assets	5,862.0	6,606.3
Liabilities and Equity		
Current Liabilities	1,233.3	1,544.1
Non-Current Liabilities	4,817.5	4,513.4
Total Liabilities	6,050.8	6,057.5
Equity	(188.8)	549.2
Total Liabilities and Equity	5,862.0	6,606.6

(in billions of Rupiah)

INCOME STATEMENT	31 December	
	2000	2001
Revenues	2,335.2	3,290.4
Operating Expenses	(1,665.0)	(2,077.4)
Operating Income	670.2	1,212.9
Other Income (expenses) - Net	(1,627.3)	(622.5)
Income (loss) before Tax	(957.1)	590.4
Income Tax	70.4	147.5
Profit (loss) before minority rights upon Subsidiaries' net loss	(886.7)	737.9
Minority Rights upon Subsidiaries' net loss	-	-
Net Income	(886.7)	737.9

(in billions of Rupiah)

IMPORTANT RATIOS	31 December	
	2000	2001
Financial Ratio (%)		
Current Assets/Current Liabilities	88.8%	97.3%
Total Liabilities/Equity	-3.205.3%	1,103.1%
Total Liabilities/Total Assets	103.2%	91.7%
Operating Ratio (%)		
Operating Income/Revenues	28.7%	36.9%
Net Income/Revenues	-38.0%	22.4%
Revenues/Equity	-355.0%	220.9%
Net Income/Equity	469.7%	134.4%
Revenues/Total Assets	11.4%	18.4%
Net Income/Total Assets	-15.1%	11.2%
Growth Ratio (%)		
Net Profit	20.1%	40.9%
Operating Income	371.2%	81.0%
Income (loss) before Tax	-196.2%	161.7%
Income (loss) after Tax	-191.3%	183.2%
Total Assets	-0.9%	12.7%
Equity	-127.1%	390.9%

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Based on Article 19 paragraph (1) of Indosat's Articles of Association, the execution of the Satelindo Transaction requires the attendance of more than one-half of Indosat's shareholders who hold legal voting rights. Based on Article 24 paragraph (1) of Indosat's Articles of Association, the execution of Satelindo Transaction further requires the affirmative vote of a majority of the shareholders and/or their attorneys who attend in person, or by representative, the EGMS. If the EGMS does not result in the affirmative vote of a simple majority of attendees of the EGMS, then such proposal is deemed to be rejected. Pursuant to point 9 of Rule IX.E.2, the same transaction may only be re-submitted after the expiration of a 12 month period following the EGMS.

3

ANNOUNCEMENT TO THE SHAREHOLDERS

SUMMARY OF MATERIAL TRANSACTION AND SATELINDO CAPITAL INCREASE

The information contained in this announcement is important and requires immediate attention from the shareholders of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk. ("Indosat").

The following is a summary of certain information contained in the Shareholders' Circular dated May 22, 2002 (the "Shareholders' Circular"). This summary is not intended to be complete and is qualified in its entirety by reference to more detailed information set forth in the Shareholders' Circular and its attachments which must be reviewed and carefully examined in its entirety.

The Satelindo Transaction outlined below is a material transaction as defined in Rule IX.E.2 regarding Material Transactions and Change in Main Business Activities which is the Attachment to Decree of the Chairman of the Capital Market Supervisory Agency No. Kep-02/PM/2001 dated February 20, 2001.

If you are in any doubt concerning any aspect of this summary or of the Shareholders' Circular or as to the action you should take, you should consult your stockbroker, investment manager, public accountant, legal counsel or other professional advisors.



PRIOR TO MATERIAL TRANSACTION
AFTER MATERIAL TRANSACTION
Deutsche Telekom
INDOSAT
100 %
Bimagraha
45 %
25 %
30 %
Satelindo
INDOSAT
55 %
100 %
Bimagraha
45 %
Satelindo

- Satelindo Transaction in this summary of the Shareholders' Circular refers to the acquisition by Indosat of the 25% equity stake in PT Satelit Palapa Indonesia ("Satelindo") owned by DeTeAsia Holding Gmbh ("DeTeAsia") as regulated in Rule IX.E.2 regarding Material Transactions and Change in Main Business Activities which is the Attachment to Decree of the Chairman of the Capital Market Supervisory Agency ("BAPEPAM") No. Kep-02/PM/2001 dated February 20, 2001 ("Rule IX.E.2").
- Satelindo Capital Increase in this summary of the Shareholders' Circular refers to the proposed injection of total issued and fully paid up capital in PT Satelit Palapa Indonesia ("Satelindo") by Indosat amounting to US$75 million or its equivalent through the issuance of new shares by Satelindo.

The Board of Directors and the Board of Commissioners of Indosat collectively and each member individually, accept full responsibility for the accuracy of the information contained herein and after conducting a proper examination, hereby confirm that to the best of their knowledge, there is no material information which if not disclosed or if otherwise omitted in this summary of the Shareholders' Circular would cause information provided in this summary of the Shareholders' Circular to be incorrect or misleading.

The Satelindo Transaction and the Satelindo Capital Increase are being proposed by Indosat after obtaining approval from Indosat's Board of Commissioners and approval for such transactions will be requested from Indosat's Extraordinary General Meeting of Shareholders (the "EGMS").

INDOSAT

PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk

Scope of Business:
Telecommunication and Information Network and/or Service Provider

Head Office:
Jl. Medan Merdeka Barat 21
Jakarta 10110
Telephone : (021) 3869153
Facsmile : (021) 3804045
E-Mail : investor@indosat.com

2

the share price is fair and reasonable for Indosat shareholders.

- Information on the Financial Advisor

  PT. Mandiri Sekuritas (Affiliated) is acting as the financial advisor in relation to, and the arranger for, the Satelindo Transaction.

INFORMATION ON TRANSACTION

Satelindo Transaction

On May 15, 2002, Indosat and DeTeAsia signed the Basic Agreement stipulating the principal terms of agreement relating to the purchase by Indosat of the 25% equity stake in Satelindo owned by DeTeAsia, including the negotiated price and terms and conditions of payment.

Following the execution of the Basic Agreement, Indosat, DeTeAsia and Satelindo signed the Sale and Purchase of Shares Agreement on May 20, 2002 (the "SPA"), stipulating detailed terms and conditions in relation to the Satelindo Transaction. The following is a summary of certain basic *terms of the Sale and Purchase of Shares Agreement:*

1. Number of Shares

   33,333,334 shares owned by DeTeAsia in Satelindo constituting 25% of the total issued shares of Satelindo (the "Shares").

2. Effectiveness of SPA

   The SPA will be legally effective upon the satisfaction of certain conditions as stipulated therein (the "Closing"), covering the consents and permits as required under the prevailing articles, contractual arrangements with the creditors and the relevant government institutions in relation to the Satelindo Transaction from Indosat, Satelindo or DeTeAsia. Under the terms of SPA, the Closing must occur, at the latest, by June 28, 2002.

   The legal transfer of the title to the Shares will occur at the Closing. If, however, Indosat decides to make payments in cash and by the issuance of promissory notes, then part of the Shares will be pledged to DeTeAsia to ensure the full repayment of the promissory notes issued by Indosat (see "Share Price and Method of Payment" immediately below).

3. Share Price and Method of Payment

   Indosat has the following options for payment for the Shares: (a) cash for the full amount of the purchase price at the Closing, or (b) the combination of cash and the issuance of promissory notes. The total price for the Shares will depend on the method of payment chosen by Indosat and will be net of any deduction whatsoever, unless otherwise determined in the SPA.

   In the event Indosat chooses to make a cash payment for the purchase price in full at the Closing as stipulated in item (a) above, then the purchase price for the Shares will be US$325 million. In the event Indosat chooses to make a payment for the purchase price by a combination of cash and the issuance of promissory notes as stipulated in item (b) above, the payment will be paid by Indosat are:

   (i) cash payment at the Closing amounting to US$65 million;

   (ii) the remaining balance of the purchase price by the issuance of promissory notes by Indosat to DeTeAsia or its nominee, with a face value of US$268 million (the "Notes"). The Notes will be issued based on the laws of the Republic of Indonesia, registered, non-interest bearing and transferrable; and

   (iii) as collateral against the full repayment of the Notes, Indosat will pledge 80% of the Shares or 20% of Satelindo's total issued Shares to DeTeAsia.

Promptly after the execution of the Sale and Purchase of Shares Agreement, each party to the agreement will be bound to take any necessary action(s) to implement the provisions stipulated in the agreement.

Satelindo Capital Increase

By the end of June 2002, Indosat plans to make a capital injection into Satelindo denominated in Rupiah currency equivalent to a minimum of US$75 million, which is in accordance with the MRA.

Satelindo will issue new shares at the minimum amount equal to US$ 75 million immediately after the Closing of the Satelindo Transaction, which will be entirely subscribed by Indosat ("Satelindo Capital Increase"). The Satelindo Capital Increase will be executed after obtaining shareholders' approval at the EGMS of Satelindo and Indosat and waivers from Bimagraha to exercise its pre-emptive rights, and subject to consideration of the fair value of Satelindo as set forth in AAJ Batavia's Independent Valuer Report.

INDOSAT S PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

The proforma consolidated financial statements for Indosat and its subsidiaries prepared by Public Accountant Prasetyo Utomo and Co., for year ending December 31, 2001 were based on the historical consolidated financial statements for Indosat and its Subsidiaries, and on the historical consolidated financial statements for Satelindo and its subsidiaries. The historical consolidated financial statements from Indosat and its subsidiaries have been audited by Public Accountant Prasetyo Utomo and Co., while the historical consolidated financial statements for Satelindo and its subsidiaries have been audited by Public Accountant Siddharta

	Prior to the Transaction	Proforma F Transac
Current Assets	6,424.0	6,4:
Non Current Assets	15,924.7	18,7(
Total Assets	22,348.7	25,1!
Current Liabilities	5,639.5	8,9!
Non Current Liabilities	5,730.5	5,6l
Minority Rights	239.0	1(
Equity	10,739.7	10,4·

PROFORMA INCOME STATEMENT FOR YEAR ENDING DECEMBER 31, :

(in billions of Rup

	Prior to the Transaction	Proforma F Transac
Revenues	5,247.9	6,1:
Operating Expense	3,419.1	4,0!
Operating Income	1,828.8	2,0:
Other Income (Expense) - Net	177.4	(97
Income (Loss) from Subsidiaries	132.3	1:
Income Before Tax	2,138.5	1,2:
Income Tax	(412.2)	(21
Income before Minority Interests	1,726.3	1,1(
Minority Interests in Net Income	(273.5)	(1
Net Income	1,452.8	9!

Basic assumptions used by the management in preparing the profc consolidated financial statements are as follows:

1. Purchase price

   Purchase price used in preparing the proforma financial statemer the adjusted acquisition price with total amount of US$333 millior

2. Foreign exchange rate

   The foreign exchange rate used to record the transaction is average buying and selling rates of USD bank notes announce Bank Indonesia on December 31, 2001 that is Rp10,400/US$.

3. Accounting of transaction

   The transaction between Indosat and DeTeAsia is treated as sh acquisition from a third party and recorded using the purchase met With the purchase method, the excess value of acquisition cost the fair value of identified net assets is recorded as goodwill ar amortized using the straight-line method for the period of 5 years

The fair value used for this transaction is based on appraisal re No. NA-2002-017 prepared by PT Ujatek Baru on most of Satelindo's f assets as of December 31, 2001. For those unappraised fixed asset fair value is assumed to be the same as the book value.

Since the book value of Satelindo's fixed assets as of January 1, : (the date on which the acquisition of Shares is assumed to occur) is r or less equal to the book value as of December 31, 2001, the appr report was used to determine the difference between the fair value the book value of identified net assets. The difference is depreci using the straight-line method over the period of 5 years.

The expenses amounting to US$598.5 million and Rp.898 million fo consultant fees related to this transaction is recorded as part of acquisition cost by crediting the "Accrued Expense" account.

INFORMATION ON SATELINDO

Information contained in this summary of the Shareholders' Circ *regarding Satelindo is based on statements and information provide* the management of Satelindo, which has not been independe verified by Indosat or its advisors. Satelindo is not a public company accordingly Satelindo has no obligation to pass on any information t public either through any stock exchange or to BAPEPAM.

Satelindo's Brief Summary

Satelindo was established based on Deed No. 128 dated January 1993 made before Imas Fatimah SH, Notary in Jakarta was approve the Minister of Justice of the Republic of Indonesia with its De No. C2-1623.HT.01.01.HT.93 dated March 13, 1993 and was publish the Republic of Indonesia State Gazette dated May 14, 1993 No. 39 Supplement No. 2132. On the date of establishment, Satelindo was a venture company established among PT Telkomunikasi Indon ("Telkom"), Indosat, and PT Bimagraha Telekomindo ("Bimagraha").

In 1995, Deutsche Telekom Mobilfunk ("DeTeMobile") acquired its stake in Satelindo, resulting in Satelindo changing its status from a lin *liability company with Domestic Investment Company status into a lin* liability company with Foreign Investment Company status. In 1 DeTeMobil transferred its equity stake to Deutsche Telekom AG, w subsequently assigned the equity stake to DeTeAsia. In the first h

2001, Telkom assigned its entire ownership in Satelindo to Indosat and Indosat completed its acquisition of Bimagraha through a cross-ownership transaction. Thereby, Indosat's ownership increased to a direct and indirect controlling interest of 75% in Satelindo, while DeTeAsia retained the remaining 25%.

Licensing

Currently, Satelindo is the second largest cellular telecommunication operator in Indonesia, with approximately 1,8 million cellular subscribers. With its "008" international access, Satelindo is one of two providers with international telephone license services in Indonesia, besides Indosat. Additionally, Satelindo owns and operates the Hughes HS-601 Series Palapa C2 Satellite. In 2000, through a subsidiary whose majority stake is owned by Satelindo, Satelindo obtained a license to operate as an internet and multimedia services provider.

Cellular Business

Satelindo is the second largest cellular provider in Indonesia based on its total number of subscribers approaching 1.8 million subscribers, representing an estimated 27.1% market share as of December 31, 2001. Satelindo's cellular subscribers generated Rp 2,657.7 billion, Rp. 1,690.0 billion and Rp. 1,1682.2 billion in revenues for Satelindo in 2001, 2000 and 1999, respectively. Satelindo's GSM cellular network currently covers all major cities in significantly populated areas in Java and Bali as well as major cities in Sumatra, Sulawesi and Kalimantan.

Satelindo's main cellular service is the provision of airtime usage. Airtime is sold under postpaid and prepaid plans. The postpaid plans are offered under the brand names Satelindo GSM' and Matrix'. Satelindo GSM' is the basic service package, whereas Matrix is the product enhancement of Satelindo GSM'. The prepaid cards are offered under the brand names of Mentari' and Mentari+'. Satelindo also provides special services to its corporate customers under the brand names Mitra'.

International Telecommunication Services

Satelindo is one of the two licensed international telecommunication service providers in Indonesia which uses international access code of SLI 008'. The duopoly rights for providing the international telecommunication services shall continue until August 2003, when the early termination date for the international telecommunication duopoly rights is to be determined by the Government. Such duopoly rights were previously set to end by 2004. Satelindo has a market share of approximately 10.9% of Indonesian traditional (non-VoIP) IDD traffic while Indosat, Satelindo's only competitor, dominates the remaining 89.1%. A significant proportion of Satelindo's customer base for its IDD services is derived from its cellular subscribers.

Satellite Operating Activity

Currently, Satelindo operates the Palapa C-2 Satellite, a satellite which was launched in May 1996 and is in orbit over the Asia-Pacific region with an orbital slot at 113° East Longitude. Satelindo owns approximately 86.0% of the transponder capacity on the Palapa C-2 Satellite. The remaining 14% of the transponder capacity is owned by PT Pasifik Satelit Nusantara ("PSN"). Satelindo leases transponder capacity to telecommunication operators as well as video broadcasters and provides telecommunication services to corporate clients needing multiple transmission options. Satelindo also provides other services including special video broadcast services ("Palapa Digibouquet"), telecast services ("ASIALINK"), Telemetry, Tracking & Command ("TT&C"), private network services, VSAT network operator, internet access, multimedia and satellite launching support services.

Employees

As of December 31, 2001, Satelindo had a total of 1,427 permanent employees and 350 contractual employees.

Management

The current members of the Board of Commissioners and the Board of Directors of Satelindo up to the published date of the Shareholders' Circular are as follows:

Commissioner

President Commissioner	:	Wahyu Wijayadi
Commissioner	:	Samsriyono Nugroho
Commissioner	:	Jorg Andreas Boy
Commissioner	:	Axel Hass
Commissioner	:	Atje Muhammad Darjan
Commissioner	:	Adjaib Rousstia
Commissioner	:	Dibyanto Habimorno Koesoebjono
Commissioner	:	Budi Prasetyo

Director

President Director	:	Unggul Saut Marupa Tampubolon
Director	:	Nils Jan Erik Nilsson
Director	:	Imron Harun
Director	:	Djoko Prajitno
Director	:	Noor Soeseno Drupadi Krishna Devi
Director	:	Gerard Christiaan Meerman

Shareholders

The current structure and composition of the Satelindo's shareholders until the published date of the Shareholders' Circular as stated in Deed No. 33

Only shareholders listed in the Shareholders' List dated May 28, 2002 will be entitled to receive invitations to, and to cast their votes in, the EGMS. Each shareholder listed on such date will be entitled to cast one vote for each share owned in relation to the Satelindo Transaction. Any shareholder who is not able to attend the EGMS in person will be asked to complete the power of attorney in accordance with the instructions provided herein, and return it to the Board of Directors of Indosat, Corporate Communications Division, Jl. Medan Merdeka Barat No. 21, Jakarta 10110, Indonesia. Indosat must receive the completed original power of attorney no later than 4:00 p.m. on June 18, 2002. For American Depository Receipt (ADR) holders, the meeting invitation will be delivered to The Bank of New York, as Depositary, who is listed as Indosat's shareholder in the Shareholders' List. The ADR holders will be represented at the EGMS by The Bank of New York.

The following are the important dates in relation to the Satelindo Transaction and Satelindo Capital Increase:

Event	Date
Signing of the Basic Agreement between Indosat and DeTeAsia in relation to the Satelindo Transaction	May 15, 2002
Signing of the Sale and Purchase of Shares Agreement between Indosat and DeTeAsia in relation to the Satelindo Transaction	May 20, 2002
Announcement of the abridged circular relating to the Satelindo Transaction in three (3) newspapers; two (2) Indonesian daily newspapers with nation-wide circulation and one (1) English daily newspaper	May 22, 2002
Record Date for attending the AGMS/EGMS	May 28, 2002
Invitation to attend the AGMS/EGMS to be published in at least three (3) daily newspapers; two (2) Indonesian daily newspapers with nation-wide circulation and 1 (one) English daily newspaper	June 5, 2002
AGMS and EGMS of Indosat to approve, among others, the Satelindo Transaction	June 20, 2002

RECOMMENDATION FROM BOARD OF DIRECTORS AND COMMISSIONERS

The Satelindo Transaction will increase the selling value of Indosat and will also result in Indosat's full control of Satelindo's business operation, eventually having an optimum impact on the state-owned companies' privatization program designed by the Government of Indonesia. The Satelindo Transaction will also create possibilities for Indosat to consolidate its Indosat's cellular business and to achieve investment efficiency.

Pursuant to Rule IX.E.2 regarding Material Transaction and Change of Main Business Activities as attached to Decree of the Chairman of BAPEPAM No. Kep-02/PM/2001 dated February 20, 2001, the Satelindo Transaction will be considered a material transaction for Indosat and accordingly, Indosat will obtain the approval of its shareholders at the EGMS according to the procedures and requirements stipulated in such Rule, including the obligation to provide a General Meeting of Shareholder's agenda describing Satelindo and explaining the Satelindo Transaction.

Considering the benefits that will be obtained by Indosat as well as by its shareholders, the Board of Directors of Indosat hereby recommend that the shareholders give their approval and their authority to the Board of Directors to continue with the Satelindo Transaction and the Satelindo Capital Increase.

OTHER INFORMATION

The following documents are available for inspection at Indosat's head office on every working day and hours of Indosat until the date of the EGMS.

1. Shareholders' Circular
2. Indosat's audited financial statements for the years ending December 31, 2000 and 2001
3. Satelindo's audited financial statements for the years ending December 31, 2000 and 2001
4. Independent valuer's report from AAJ Batavia in relation to the Material Transaction.

Shareholders or their representatives with power of attorney who will inspect the above mentioned documents are required to submit copies of shares certificates or proof of share ownership issued by KSEI or any other securities companies or custodian banks together with a copy of the shareholder's or their representative's identification card (KTP).

For further information regarding the Material Transaction and Satelindo Capital Increase please contact the following:

Perusahaan Perseroan (Persero)
PT Indonesian Satellite Corporation Tbk
Jl. Medan Merdeka Barat 21
Jakarta 10110
Telephone : (021) 3869153
Facsimile : (021) 3804045
E-Mail : investor@indosat.com